SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

MATERIAL FACT NOTICE

Ambev S.A. (“Company”) informs that its Board of Directors, at a meeting held on August 12 and 13, 2026, approved the cancellation of 279,000,000 registered common shares, in book-entry form and with no par value, issued by the Company and held in treasury, with no reduction in the Company's share capital (“Share Cancellation”). As a result of the Share Cancellation, the Company's share capital is now divided into 15,484,664,889 registered common shares, in book-entry form and with no par value. The corresponding amendment to the heading of Article 5 of the Company's Bylaws will be submitted to the Shareholders' Meeting for resolution, which will be convened in due course.

The minutes of the Board of Directors' meeting that approved the Share Cancellation are available to shareholders on the websites of the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/en?set_language=en), B3 S.A. - Brasil, Bolsa, Balcão (https://www.b3.com.br/en_us/) and the Company (https://ri.ambev.com.br/en/).

The Company further informs that the share buyback program for shares issued by the Company, approved at the Board of Directors' meeting held on October 29, 2025, has been completed, as the maximum number of common shares authorized for repurchase under such program has been reached.

São Paulo, August 13, 2026.

Ambev S.A.

Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer